SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETY-THREE
EXTRAORDINARY SHAREHOLDERS' MEETING

1. VENUE: Rua Coronel Dulcídio No. 800, Curitiba - PR. 2. DATE AND TIME: December 22, 2016 - 2:30 p.m. 3. CALL NOTICE: Call notice was published in the “Official Gazette of the State of Paraná” and "Gazeta do Povo". 4.“QUORUM”: representing 90.35% (ninety entire thirty-five percent) of the capital entitled to vote. 5. PRESIDING BOARD: PAULO SÉRGIO ROSSO – Chairman of Meetings; FERNANDO XAVIER FERREIRA – Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES – Secretary. 6. RESOLUTIONS: 193th EXTRAORDINARY SHAREHOLDERS' MEETING:
ITEM 1 - Approved, by unanimous vote, the capital increase, with no change to the number of shares, from R$6,910,000,000.00 (six billion, nine hundred ten million reais) to R$7,910,000,000.00 (seven billion, nine hundred ten million reais) through the full incorporation of the 2008 retention, as well as 59.63% of the 2009 retention, for numerical rounding purposes, given that these values were used in the Company's investment program, whose applications, for comparative purposes, do not take into account the third-party funds raised for this purpose;
ITEM 2 - Approved, by unanimous vote, the proposed amendments to the Company's Bylaws, as follows: Article 4 - Adjust, due to the capital increase, subject to the approval of item 1; b) Article 17 - I. Adjust the number of Board members; II. Add the responsible for the dismissal of Board members; III. Reduce the term of office to 02 years; IV. Establish the maximum number of consecutive renewals; V. Amend of the name of the Institutional Relations Board, which will be now known as the Legal and Institutional Relations Board; VI. Creation of the Board of Governance, Risk and Compliance; VII. Add the sole paragraph on the individual responsibilities of each Board member; c) Article 20 - I. Remove Paragraph 1; II. Paragraph 2 to Paragraph 7 - Respectively renumbered to Paragraph 1 to 6; III. Adjust the wording of Paragraph 8, and renumber it, on the exercise of the role in the Board of Directors of the wholly-owned subsidiaries, renumbered as Paragraph 7; d) Article 21 - Adjust the wording, add, remove and renumber the sections for the adjustments in the powers of the Chief Executive Officer; e) Articles 22 to 26 - Removed; f) Articles 27 to 43 - Respectively renumbered for items 22 to 38; g) Article 44 - Renumbered to Article 39 and adjustment in its wording to contemplate the transience of the rule concerning the term of office of Board members; ITEM 3 - Approved, by majority of votes, the proposal of BNDES Participações S.A. - BNDESPAR for the appointment of Mrs. Sandra Maria Guerra de Azevedo and of Mr. Sergio Eduardo Weguelin Vieira, for them to become part of the Board of Directors, in order to complete the term of office of 2015/2017. SIGNATURES: PAULO SÉRGIO ROSSO – Representative of the State of Paraná and Chairman of the Annual Shareholders’ Meetings; FERNANDO XAVIER FERREIRA – Chairman of Copel’s Board of Directors; and DENISE TEIXEIRA GOMES – Secretary. Omitting the signatures of the attending shareholders as per the authorization registered on the minutes of the meeting.

The full text of the Minutes of the 193th Extraordinary Shareholders’ Meeting was draw up on pages 016 a 021 of book nº 11 pertaining to Companhia Paranaense de Energia - Copel, registered at the Board of Trade of the State of Paraná under No. 08/167840-1 on July 16,2008.

DENISE GOMES TEIXEIRA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.